Exhibit 99.2

IGI Issues Notice of Redemption With Respect to its Outstanding Warrants

HAMILTON, Bermuda, September 19, 2023 — International General Insurance Holdings Ltd. (“IGI” or the “Company”) (Nasdaq: IGIC) announced today that it has issued a notice of redemption pursuant to which it will redeem for cash all of its outstanding warrants (“Warrants”) that were not tendered in its recently expired warrant tender offer. All untendered and unexercised Warrants will be redeemed on October 4, 2023 (the “Redemption Date”). The redemption price will be US$0.86 per Warrant (the “Redemption Price”).

Each Warrant entitles the holder thereof to purchase one common share, par value $0.01 per share (a “Common Share”), for a purchase price of $11.50 per Common Share, subject to adjustment. Any Warrants that were not tendered in the Company’s recently expired warrant tender offer may be exercised at any time until 5:00 p.m. Eastern Time on the Redemption Date. Any Warrants that remain unexercised at 5:00 p.m. Eastern Time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price. Of the total of 17,250,000 Warrants that are outstanding, 16,552,030 Warrants were tendered in connection with the Company’s tender offer and 697,970 Warrants remain untendered and subject to redemption at the Redemption Price, unless exercised prior to the Redemption Date.

The Common Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “IGIC” and “IGICW,” respectively. On September 18, 2023, the last reported sale price of the Warrants was $0.97 and the last reported sale price of the Common Shares was $11.26.

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995, including statements about the Redemption Price and Redemption Date related to the Company’s redemption of its untendered and unexercised Warrants. The expectations, estimates, and projections of IGI may differ from actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including our ability to consummate the Warrant tender offer; our ability to recognize the anticipated benefits of the Warrant tender offer; changes in applicable laws or regulations, including those that pertain to tender offers and redemption of securities; and the possibility that we may be adversely affected by legal and regulatory developments and general market, political, economic and business conditions. Most of these factors are outside of the control of IGI and are difficult to predict. Other factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares on Nasdaq; (8) the failure to realize the anticipated benefits of the acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing
T: +96265662082 Ext. 407
M: +962770415540
Email: aaida.abujaber@iginsure.com